U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  August 4, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                               W. Shaun Jackson
                                                                               Executive Vice President and
                                                                               Chief Financial Officer

Kingsway Announces Completion of $78 Million Public Offering of
Preferred Units of an Investment Trust

Toronto, Ontario (July 14, 2005) – Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) and Kingsway Linked Return of Capital Trust (TSX:KSP.UN) announced today that Kingsway Linked Return of Capital Trust has completed the public offering of $78 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“LROC Preferred Units”) due June 30, 2015. The offering was made through a syndicate of underwriters led by Scotia Capital Inc., and included CIBC World Markets Inc., Desjardins Securities Inc. and HSBC Securities (Canada) Inc.

The net proceeds of the offering were used for a series of investments that included the purchase of an approximately $74.1 million 7.12% senior note due June 30, 2015 issued by a Kingsway affiliate. The proceeds from the sale of this note will be used for general corporate purposes, which will include the payment of a portion of the amounts outstanding under Kingsway’s $150 million revolving credit facility, which portion is estimated to be approximately $35 million.

Kingsway is a promoter of the offering. The LROC Preferred Units are listed on the TSX under the symbol KSP.UN.

The LROC Preferred Units will not be and have not been registered under the United States Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures or any other securities, nor will there by any sale of the debentures or any other security in any jurisdiction in which such an offer or sale would be unlawful.

About Kingsway

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008

KINGSWAY INCREASES Q2 NET INCOME BY 10%

Toronto, Ontario (August 4, 2005) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the second quarter and six months ended June 30, 2005 (Canadian dollars except where indicated).

Q2 2005 Highlights

•	Diluted earnings per share increased 10% to $0.65 (U$0.52)

•	Income before income taxes increased 11% to $44.8 million (U$36.1 million)

•	Net income increased 10% to $36.7 million (U$29.6 million)

•	Net operating income increased 29% to $32.8 million (U$26.5 million)

•	Combined ratio improved to 97.0% from 97.7%

•	Underwriting profit increased 34% to $17.7 million (U$14.3 million)

•	Annualized return on equity of 16.8%

•	Book value per share increased 11% to $15.84 (U$12.93) from Q2 2004

Net income increased 10% to $36.7 million (U$29.6 million), compared to $33.3 million (U$24.5 million) in the second quarter of 2004. Net income for the six months ended June 30, 2005 was a record $83.5 million (U$67.8 million), an increase of 30% over the $64.1 million (U$47.8 million) reported last year.

Return on equity (annualized) was 16.8% in the quarter compared to 17.2% in the same quarter of 2004, and 19.7% for the year to date compared to 17.0% for the same period last year. Diluted earnings per share increased 10% to $0.65 (U$0.52), compared to $0.59 (U$0.43) for the second quarter of 2004. For the six month period, diluted earnings per share increased by 29% to a record $1.47 (U$1.19) over the $1.14 (U$0.84) for the same period last year.

“We are extremely pleased with the record results for the second quarter and the first half of 2005,” said Bill Star, President & Chief Executive Officer. “Our determination to not sacrifice underwriting profitability has led to a decline in premiums written from our U.S. non-standard automobile business in 2005 however, it has helped protect our overall profitability. As we face more competitive conditions in certain markets we believe that Kingsway will benefit from its geographic and product diversification, and we remain committed to maintaining adequate pricing levels for our specialty products.”

Net Operating Income

Net operating income for the second quarter increased by 29% to $32.8 million (U$26.5 million) or $0.58 (U$0.47) diluted earnings per share compared with $25.3 million (U$18.7 million) or $0.45 (U$0.34) diluted earnings per share for the second quarter of 2004. For the first half of 2005 net operating income increased 30% to $66.0 million (U$53.5 million) or $1.16 (U$0.94) diluted earnings per share compared with $50.8 million (U$38.0 million) or $0.90 (U$0.67) diluted earnings per share for the first half of 2004. Net operating income is a non-GAAP measure defined by the Company as net income excluding after-tax net realized gains and losses on investments.

more…

Premiums

During the second quarter of 2005, gross premiums written were $595.1 million (U$478.4 million), compared with $702.0 million (U$516.5 million) in the second quarter last year. Gross premiums written were $1.24 billion (U$1.00 billion) for the first six months of 2005, compared to $1.41 billion (U$1.05 billion) for the same period last year. In the quarter, U.S. operations represented 62% (69% year to date) of gross premiums written, compared with 68% (72% year to date) in the second quarter last year. Trucking, non-standard automobile and commercial automobile premiums represented 29%, 29% and 15%, respectively, of gross premiums written in the first half compared with 29%, 35% and 12%, respectively, for the same period last year.

For the quarter gross premiums written from U.S. operations were $369.9 million (U$297.4 million) compared with $476.4 million (U$350.6 million) last year. For the six months, gross premiums written by U.S. operations were $848.9 million (U$687.7 million) compared to $1.02 billion (U$764.3 million) last year. The decline in premiums written by our U.S. operations compared to the previous year is attributable to competitive pricing in certain non-standard automobile markets. Gross premiums written from Canadian operations were $225.2 million (U$181.1 million) for the quarter compared to $225.6 million (U$165.9 million) in Q2 last year and for the year to date were $389.8 million (U$315.3 million) compared to $390.2 million (U$290.6 million) for the same period last year.

Net premiums written increased 15% to $636.9 million (U$512.4 million) compared with $556.0 million (U$409.0 million) for the second quarter of last year, and were $1.21 billion (U$978.4 million) year-to-date compared to $1.24 billion (U$927.4 million) for the first six months of 2004. The Company did not renew the quota share reinsurance treaties entered into in the second quarter of 2004 upon their expiry on April 1, 2005. In the second quarter of 2004 the Company ceded unearned premiums and premiums written amounting to $137.7 million (U$101.4 million) under these treaties which reduced net premiums written in that quarter and for the six month period. Upon expiry of the treaties in the second quarter of 2005 unearned premiums of $63.7 million (U$51.2 million) were assumed by the Company which increased net premiums written for that quarter and for the first six months of 2005.

Net premiums earned were $583.8 million (U$469.3 million) for the quarter compared with $585.9 million (U$430.9 million) for the second quarter last year. For the first half of 2005, net premiums earned were $1.09 billion (U$885.1 million) compared with $1.17 billion (U$873.7 million) in the same period last year. For U.S. operations, net premiums earned decreased 7% to $394.0 million (U$316.8 million) compared with $424.7 million (U$312.4 million) in the second quarter of 2004. Net premiums earned from Canadian operations increased by 18% to $189.8 million (U$152.5 million) compared with $161.2 million (U$118.5 million) in Q2 last year. For the year-to-date net premiums earned from U.S. operations were $750.7 million (U$607.6 million) compared to $854.4 million (U$637.7 million) last year, and for the Canadian operations were $343.1 million (U$277.5 million) and $316.3 million (U$236.0 million), respectively.

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Underwriting Profit & Combined Ratio

The combined ratio was 97.0% (96.7% year-to-date) resulting in quarterly underwriting profit of $17.7 million (U$14.3 million) and for year-to-date $36.6 million (U$29.7 million), respectively. For the quarter, the U.S. operations combined ratio was 97.1% (98.9% Q2 last year) which produced an underwriting profit of $11.5 million ($4.7 million Q2 last year). Canadian operations combined ratio was 96.8% (94.7% Q2 last year) which produced an underwriting profit of $6.2 million ($8.5 million Q2 last year). For the year-to-date, U.S. operations combined ratio was 96.6% (98.5% last year) which produced an underwriting profit of $25.6 million ($12.6 million last year), and for Canadian operations was 96.8% (96.5% last year), with an underwriting profit of $11.0 million ($11.0 million last year).

For the second quarter, the loss ratio for Canadian operations was 70.0% (70.1% year-to-date) compared to 69.6% (71.0% year-to-date) last year. During the second quarter the Company incurred losses of approximately $2.0 million related to storms in Canada which increased the loss ratio for the Canadian operations by 1.0% for the quarter (0.6% year-to-date). For the U.S. operations the loss ratio improved to 68.0% (68.0% year-to-date) compared to 69.8% (71.0% year-to-date) last year.

Investment Income

For the quarter, investment income increased 22% to $29.3 million (U$23.6 million) compared with $24.1 million (U$17.7 million) for the second quarter of 2004. For the year-to-date, investment income increased by 22% to $56.4 million (32% to U$45.6 million) compared to $46.4 million (U$34.6 million) last year. Net realized gains amounted to $5.5 million (U$4.4 million) compared with $9.4 million (U$6.8 million) in the second quarter of 2004. Net realized gains after-tax were $3.9 million (U$3.2 million) or $0.07 (U$0.06) diluted earnings per share compared with $7.9 million (U$5.8 million) or $0.14 (U$0.10) diluted earnings per share in the second quarter of 2004.

For the first half of 2005 net realized gains were $22.5 million (U$18.4 million) compared with $16.1 million (U$11.9 million) in the first half of last year. On an after-tax basis, net realized gains were $17.5 million (U$14.3 million) or $0.31 (U$0.25) diluted earnings per share compared with $13.2 million (U$9.8 million) or $0.23 (U$0.17) diluted earnings per share for the first six months of last year.

Net unrealized gains at June 30, 2005 on the investment portfolio were $60.0 million (U$49.0 million) or $1.06 (U$0.87) per share outstanding as compared to $73.7 million (U$61.3 million) or $1.31 (U$1.09) per share outstanding at the end of 2004. Net unrealized gains on the common shares portfolio were $50.4 million (U$41.2 million) or $0.89 (U$0.73) per share outstanding at June 30, 2005 compared to $67.6 million (U$56.3 million) or $1.20 (U$1.00) per share outstanding at the end of 2004.

Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $74.1 million at June 30, 2005, representing 2.7% of the $2,774.6 million fair value fixed maturity investment portfolio.

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Balance Sheet

Total assets as at June 30, 2005 are $4.4 billion (U$3.6 billion) compared to $4.2 billion (U$3.5 billion) at the end of 2004. Book value per share increased by 11% to $15.84 (U$12.93) from $14.21 (U$10.60) as at June 30, 2004.

The investment portfolio, including cash increased 8% to $3,342.5 million (U$2,727.7 million), compared to $3,104.5 million (U$2,582.8 million) as at December 31, 2004. At June 30, 2005, 27% of the fixed income portfolio matures in less than one year and 58% matures after one year and in less than five years. The fair value of the investment portfolio including cash represents $60.26 (U$49.18) per common share at June 30, 2005.

The Company reported net unfavourable development in the provision for unpaid claims occurring prior to December 31, 2004 of approximately $13.2 million (U$10.6 million) during the second quarter of 2005 which was primarily attributable to a terminated U.S. trucking program, Alberta personal automobile and Canadian trucking. During the first six months of 2005 net unfavourable reserve development was $8.2 million (U$6.5 million) or 0.4% of unpaid claims at the beginning of the year. Provisions for unpaid claims have been increased by 4% to $2,120.6 million (U$1,730.5 million) compared to $2,030.4 million (U$1,689.2 million) at the end of 2004.

Currency

The supplementary information contained in this press release contains selected financial information expressed in U.S. dollars. For the quarter ended June 30, 2005 net income and diluted earnings per share increased by 21% to U$29.6 million and U$0.52 respectively and for the year to date increased 42% to U$67.8 million and U$1.19, respectively. Book value per share grew by 22% from a year ago to U$12.93.

Subsequent Event

On July 14, 2005 Kingsway Linked Return of Capital Trust completed its public offering of $78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015 of which the Company was a promoter. The net proceeds of the offering were used for a series of investments that included the purchase of a $74.1 million 7.12% senior note due June 30, 2015 issued by a Kingsway affiliate. The Company is using the proceeds from the sale of this note for general corporate purposes, which includes the payment of a portion of the amounts outstanding under Kingsway's $150 million revolving credit facility.

Quarterly Dividend

The Board of Directors today approved the payment of the Company's quarterly dividend to shareholders of $0.05 per share. The dividend payment will be made on September 30, 2005 to shareholders of record as at September 15, 2005.

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2004 Annual Report. Further information about our financial results and condition can be found in the Company’s Annual Report and other filings.

more…

Conference Call

The Company will have its quarterly conference call today at 5:00pm (EDT). The call may be accessed by telephone at 1-800-814-4890. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1182500 or through a link from our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2004 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. is the largest truck insurer in North America and the sixth largest non-standard automobile insurer in North America according to A.M.Best. Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company's senior debt is rated investment grade “BBB-” (stable) by Standard and Poor’s and “BBB” (stable) by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2005 and 2004
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2005	2004	2005	2004
	(unaudited)

Gross premiums written	$595,069	$701,980	$1,238,706	$1,412,425

Net premiums written	$636,911	$556,017	$1,208,673	$1,240,098

Revenue:
Net premiums earned	$583,762	$585,864	$1,093,862	$1,170,694
Investment income	29,333	24,064	56,398	46,393
Net realized gains	5,460	9,357	22,524	16,127

	618,555	619,285	1,172,784	1,233,214
Expenses:
Claims incurred	400,845	408,601	750,758	830,807
Commissions and premium taxes	121,081	115,796	219,527	226,351
General and administrative expenses	44,168	48,258	86,983	89,920
Interest expense	7,536	6,001	14,788	12,931
Amortization of intangibles	161	180	320	355

	573,791	578,836	1,072,376	1,160,364

Income before income taxes	44,764	40,449	100,408	72,850
Income taxes	8,025	7,162	16,911	8,795

Net income	$ 36,739	$ 33,287	$ 83,497	$ 64,055

Earnings per share:
Basic:	$0.65	$0.59	$1.48	$1.14
Diluted:	$0.65	$0.59	$1.47	$1.14
Weighted average shares outstanding in (‘000s):
Basic:	56,439	56,160	56,374	56,063
Diluted:	56,863	56,488	56,836	56,417

Claims ratio	68.7%	69.7%	68.6%	71.0%
Expense ratio	28.3%	28.0%	28.1%	27.0%
Combined ratio	97.0%	97.7%	96.7%	98.0%

Underwriting profit	$ 17,668	$ 13,209	$ 36,594	$ 23,616
Return on equity (annualized)	16.8%	17.2%	19.7%	17.0%
Book value per share			$15.84	$14.21

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2005 (unaudited)	December 31 2004

ASSETS
Cash	$ 85,655	$ 104,698
Investments	3,256,886	2,999,841
Accrued investment income	30,673	25,297
Accounts receivable and other assets	401,596	395,241
Due from reinsurers and other insurers	253,170	312,996
Deferred policy acquisition costs	183,575	170,576
Income taxes recoverable	3,878	12,535
Future income taxes	60,271	57,871
Capital assets	70,515	70,336
Goodwill and intangible assets	81,981	80,919

	$4,428,200	$4,230,310

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$ 80,855	$ 72,002
Accounts payable and accrued liabilities	106,758	132,635
Fund withheld payable to reinsurer	65,618	94,586
Unearned premiums	817,959	762,472
Unpaid claims	2,120,576	2,030,449
Senior unsecured indebtedness	231,175	228,250
Subordinated indebtedness	110,899	108,781

	3,533,840	3,429,175

SHAREHOLDERS' EQUITY
Share capital	474,825	471,886
Issued and outstanding number of common shares
56,463,621 - June 30, 2005
56,210,250 - December 31, 2004
Contributed surplus	3,371	2,285
Currency translation adjustment	(122,621)	(133,967)
Retained earnings	538,785	460,931

	894,360	801,135

	$4,428,200	$4,230,310

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three and six months ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to June 30:		6 months to June 30:
	2005	2004	2005	2004
	(unaudited)

Retained earnings, beginning of period	$ 504,868	$360,694	$ 460,931	$329,926
Net income for the period	36,739	33,287	83,497	64,055
Common share dividends	(2,822)	--	(5,643)	--

Retained earnings, end of period	$ 538,785	$393,981	$ 538,785	$393,981

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2005 and December 31, 2004
(In thousands of Canadian dollars)

1. Investments:

		June 30, 2005

	Carrying amount	Fair value

Term deposits	$ 395,187	$ 394,886
Bonds:
Government	535,178	541,077
Corporate	1,834,729	1,838,673
Preferred shares	1,500	1,503
Common shares	378,883	429,328
Financed premiums	111,409	111,409

	$3,256,886	$3,316,876

		December 31, 2004

	Carrying amount	Fair value

Term deposits	$ 317,853	$ 317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Preferred shares	--	--
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the three and six months ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

2.	Underwriting Results:

	The underwriting results for the Company’s operations were as follows:

		Quarter to June 30:		6 months to June 30:
		2005	2004	2005	2004

	Underwriting Profit
	Canada	$ 6,151	$ 8,523	$10,983	$10,993
	U.S.	11,517	4,686	25,611	12,623

	Total	$17,668	$13,209	$36,594	$23,616

	Combined Ratio
	Canada	96.8%	94.7%	96.8%	96.5%
	U.S.	97.1%	98.9%	96.6%	98.5%

	Total	97.0%	97.7%	96.7%	98.0%

	Expense Ratio
	Canada	26.8%	25.1%	26.7%	25.5%
	U.S.	29.1%	29.1%	28.6%	27.5%

	Total	28.3%	28.0%	28.1%	27.0%

	Loss Ratio
	Canada	70.0%	69.6%	70.1%	71.0%
	U.S.	68.0%	69.8%	68.0%	71.0%

	Total	68.7%	69.7%	68.6%	71.0%

	Favourable (Unfavourable) change in estimated unpaid claims for prior accident years (note 1):
	Canada	$(7,906)	$(11,170)	$(7,137)	$(10,754)
	U.S.	(5,290)	(12,233)	(1,105)	(19,136)

	Total	$(13,196)	$(23,403)	$(8,242)	$(29,890)

	As a % of net premiums earned (note 2):
	Canada	4.2%	6.9%	2.1%	3.4%
	U.S.	1.3%	2.9%	0.1%	2.2%

	Total	2.3%	4.0%	0.8%	2.6%

	As a % of unpaid claims (note 3):
	Canada			1.0%	2.0%
	U.S.			0.1%	1.6%

	Total			0.4%	1.8%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio.

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at June 30, 2005, December 31, 2004 and June 30, 2004
(In thousands of Canadian dollars, except for per share amount)

3.	Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

	June 30, 2005		December 31, 2004

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.1	x	2.2	x
Interest Coverage Ratio	7.2	x	6.7	x
Total Bank and Senior Debt to Capitalization Ratio	24.0%		25.1%

4.	Summary of Quarterly Results in U.S. dollars over the previous five quarters

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	2005		2004

	Q2	Q1	Q4	Q3	Q2

Gross premiums written	$478,446	$524,606	$473,951	$472,971	$516,493

Net premiums earned	469,300	415,825	451,332	453,329	430,851

Total revenue	497,305	451,853	478,843	473,914	455,371

Net realized gains (after tax)	3,188	11,094	5,708	731	5,782

Underwriting profit	14,296	15,369	8,123	13,606	9,730

Net income	29,647	38,121	29,828	23,353	24,464

Book value per share	$ 12.93	$ 12.47	$ 11.86	$ 11.19	$ 10.60

Earnings per share
Basic	$ 0.52	$ 0.68	$ 0.53	$ 0.42	$ 0.44
Diluted	0.52	0.67	0.53	0.41	0.43

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three and six months ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to June 30:	6 months to June 30:
	2005	2004	2005	2004
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 36,739	$ 33,287	$ 83,497	$ 64,055
Items not affecting cash:
Amortization	2,454	3,040	4,843	5,149
Future income taxes	(434)	5,117	(1,760)	9,428
Net realized gains	(5,468)	(9,357)	(22,532)	(16,127)
Amortization of bond premiums & discounts	3,994	9,288	9,039	16,064

	37,285	41,375	73,087	78,569
Net change in other non-cash balances:	104,601	97,900	112,208	167,141

	141,886	139,275	185,295	245,710
Financing activities:
Increase of share capital	421	214	2,939	2,878
Common share dividends	(2,822)	--	(5,643)	--
Increase (decrease) in bank indebtedness	121	21,655	7,520	(108,808)
Increase in senior unsecured indebtedness	--	2,389	--	169,521

	(2,280)	24,258	4,816	63,591
Investing activities:
Purchase of investments	(828,521)	(995,449)	(1,479,524)	(1,685,682)
Proceeds from sale of investments	670,250	819,369	1,279,545	1,340,144
Financed premiums receivable, net	(6,119)	(9,078)	(5,442)	(12,054)
Net change to capital assets	(2,597)	(3,019)	(3,733)	(9,929)

	(166,987)	(188,177)	(209,154)	(367,521)
Decrease in cash during period	(27,381)	(24,644)	(19,043)	(58,220)
Cash, beginning of period	113,036	107,307	104,698	140,883

Cash, end of period	$ 85,655	$ 82,663	$ 85,655	$ 82,663

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results for the second quarter and six months ended June 30, 2005 in Canadian dollars except where indicated.

For the three months ended June 30, 2005, net income increased 10% to $36.7 million (U$29.6 million) compared to $33.3 million (U$24.5 million) in the second quarter of 2004. Net income for the six months ended June 30, 2005 was a record $83.5 million (U$67.8 million), an increase of 30% over the $64.1 million (U$47.8 million) reported last year. Our annualized return on equity was 16.8% in the quarter compared to 17.2% in the same quarter of 2004, and 19.7% for the year to date compared to 17.0% for the same period last year. Diluted earnings per share increased 10% to $0.65 (U$0.52) compared to $0.59 (U$0.43) for the second quarter of 2004. For the six month period, diluted earnings per share increased by 29% to a record $1.47 (U$1.19) over the $1.14 (U$0.84) for the same period last year.

The combined ratio for the quarter improved to 97.0% (96.7% year-to-date) compared to 97.7% (98.0% year-to-date) for the second quarter of 2004 producing a quarterly underwriting profit of $17.7 million (U$14.3 million) an increase of 34% over the same period last year. At the end of the quarter, our book value per share was at $15.84 (U$12.93), an increase of 11% from Q2 2004 and the fair value of our investment portfolio, including cash, increased to $3,342.5 billion (U$2,727.7 billion) or $60.26 (U$49.18) per common share at June 30, 2005.

We are extremely pleased with the record results for the second quarter and the first half of 2005. Our determination to not sacrifice underwriting profitability has led to a decline in premiums written from our U.S. non-standard automobile business in 2005 however, it has helped protect our overall profitability. As we face more competitive conditions in certain markets we believe that Kingsway will benefit from its geographic and product diversification, and we remain committed to maintaining adequate pricing levels for our specialty products.

Outlook

Overall profitability of the property and casualty industry in 2004 and 2005 has led to improved financial strength for most companies in Canada and the United States. Pricing remains adequate and is rational with the exception of non-standard automobile in certain U.S. states. We continue to hold firm on our rate levels and believe that our unique diversification amongst North American specialty insurers will be of benefit in these changing times where competition is increasing. Low interest rates and investment returns should lead to continued underwriting discipline in our industry for the remainder of 2005 and into 2006.

The improving financial strength of companies and the slower premium growth may lead to further consolidation, increased dividends or share repurchase programs as companies seek to maximize return for their shareholders. Our ability to deliver outstanding return on equity, which was 19.7% for the first half of 2005, while continuing to strengthen our capital base places us in a strong position to maintain our longer term record of growth.

I am pleased to announce that the Board of Directors has declared a quarterly dividend of $0.05 per common share, payable on September 30, 2005 to shareholders of record on September 15, 2005.

Sincerely,

/s/ William G. Star

William G. Star
President & Chief Executive Officer
August 4, 2005

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the second quarter of fiscal 2005 and 2004; with the MD&A set out on pages 16 to 54 in the Company’s 2004 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the first quarter of fiscal 2005 and the notes to the audited consolidated financial statements for fiscal 2004 set out on pages 62 to 74 of the Company’s 2004 Annual Report.

The Company has indicated its intention to convert its financial statements to U.S. dollar reporting during 2005. The Company has decided to implement its change to U.S. dollar reporting at the end of 2005 in order to present complete financial statements and Management’s Discussion and Analysis for the current year and for all prior periods included in the Annual Report. The Company believes that this will allow shareholders to more fully understand the Company’s historical and current operating trends, results and financial position. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Non-GAAP Measures

The Company uses both GAAP and certain non-GAAP measures to assess performance. Securities regulators require that companies caution readers about non-GAAP measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 79 of the 2004 Annual Report. The Company also uses investment portfolio per share information which is calculated based on the fair value of the investment portfolio divided by the number of issued and outstanding common shares. The Company uses net operating income information which is calculated as net income excluding after-tax net realized gains and losses on investments. A reconciliation of net income to net operating income is presented below in thousands of Canadian dollars.

	Quarter to June 30:		6 months to June 30:
	2005	2004	2005	2004
	(unaudited)

Net income, as reported	$36,739	$33,287	$83,497	$64,055
Net realized gains before tax, as reported	5,460	9,357	22,524	16,127
Tax effect on net realized gains	1,533	1,409	5,038	2,894

Net realized gains after tax	3,927	7,948	17,486	13,233

Net operating income	$32,812	$25,339	$66,011	$50,822

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

For the three months ended June 30, 2005 and 2004

        Gross Premiums Written.    During the second quarter of 2005, gross premiums written decreased 15% to $595.1 million (U$478.4 million), compared with $702.0 million (U$516.5 million) in the second quarter last year. In the quarter, U.S. operations represented 62% of gross premiums written, compared with 68% in the second quarter last year. Gross premiums written from U.S. operations decreased 22% to $369.9 million (U$297.4 million) compared with $476.4 million (U$350.6 million) last year. Declines were experienced from non-standard automobile in several U.S. states such as Texas where premiums declined 29% to $76.8 million (U$58.0 million) from $108.7 million (U$81.3 million) for the first half of last year. Gross premiums written from Canadian operations were $225.2 million (U$181.1 million) for the quarter, compared to $225.6 million (U$165.9 million) in Q2 last year.

        Net Premiums Written.    Net premiums written increased 15% to $636.9 million (U$512.4 million) compared with $556.0 million (U$409.0 million) for the second quarter of last year. Net premiums written from the U.S. operations increased 12% to $403.5 million (U$324.7 million) compared with $360.1 million (U$264.9 million) last year. Net premiums written from the Canadian operations increased 19% to $233.4 million (U$187.7 million) compared with $196.0 million (U$144.1 million) in the second quarter of last year. The Company did not renew the quota share reinsurance treaties entered into in the second quarter of 2004 upon their expiry on April 1, 2005. In the second quarter of 2004 the Company ceded unearned premiums and premiums written amounting to $137.7 million (U$101.4 million) under these treaties which reduced net premiums written in that quarter. Upon expiry of the treaties in the second quarter of 2005 unearned premiums of $63.7 million (U$51.2 million) were assumed by the Company which increased net premiums written for the quarter.

        Net Premiums Earned.    Net premiums earned decreased 0.4% to $583.8 million (U$469.3 million) for the quarter compared with $585.9 million (U$430.9 million) for the second quarter last year. For U.S. operations, net premiums earned decreased 7% to $394.0 million (U$316.8 million) compared with $424.7 million (U$312.4 million) in the second quarter of 2004. Net premiums earned from Canadian operations increased by 18% to $189.8 million (U$152.5 million) compared with $161.2 million (U$118.5 million) in Q2 last year. The quota share treaties did not impact the net premiums earned during the second quarter of 2005.

        Investment Income.    Investment income increased 22% to $29.3 million (U$23.6 million) compared with $24.1 million (U$17.7 million) for the second quarter of 2004, primarily as a result of the increase in the investment portfolio. The investment portfolio increased by 10% compared to the end of Q2 last year due to positive cash flow and from operations.

        Net Realized Gains.    Net realized gains amounted to $5.5 million (U$4.4 million) compared with $9.4 million (U$6.8 million) in the second quarter of 2004. Net realized gains after-tax were $3.9 million (U$3.2 million) or $0.07 (U$0.06) diluted earnings per share compared with $7.9 million (U$5.8 million) or $0.14 cents (U$0.10) diluted earnings per share in the second quarter of 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

        Claims Incurred.    The claims ratio for the second quarter of 2005 was 68.7%, compared to 69.7% last year. The claims ratio for the U.S. operations was 68.0% compared with 69.8% for the second quarter of 2004. The claims ratio for the Canadian operations was 70.0% compared to 69.6% in the second quarter of last year. During the second quarter the Company incurred losses of approximately $2.0 million related to storms in Canada which increased the loss ratio for the Canadian operations by 1.0% for the quarter.

        Underwriting Expenses.    The combined ratio of 97.0% for the second quarter produced a quarterly underwriting profit of $17.7 million (U$14.3 million), compared with the combined ratio of 97.7% and $13.2 million (U$9.7 million) underwriting profit reported in the second quarter of 2004. For the quarter, the U.S. operations combined ratio improved to 97.1% (98.9% Q2 last year) which produced an underwriting profit of $11.5 million ($4.7 million Q2 last year). The Canadian operations combined ratio was 96.8% (94.7% Q2 last year) with an underwriting profit of $6.2 million ($8.5 million Q2 last year).

        Interest Expense.    Interest expense in the second quarter of 2005 was $7.5 million (U$6.1 million), compared to $6.0 million (U$4.4 million) for the second quarter of 2004 reflecting the increase in interest rates in the U.S. and the increase in the debt levels during the second quarter of 2005 as compared to Q2 2004.

        Net Income and Earnings Per Share.    Net income for the quarter was $36.7 million (U$29.6 million), a 10% increase over the $33.3 million (U$24.5 million) reported in the second quarter last year. Diluted earnings per share were $0.65 (U$0.52) for the quarter compared to $0.59 (U$0.43) for the second quarter of 2004.

        Net Operating Income.    Net operating income for the second quarter increased by 29% to $32.8 million (U$26.5 million) or $0.58 (U$0.47) diluted earnings per share compared with $25.3 million (U$18.7 million) or $0.45 (U$0.34) diluted earnings per share for the second quarter of 2004.

For the six months ended June 30, 2005 and 2004

        Gross Premiums Written.    Gross premiums written were $1.24 billion (U$1.00 billion) for the first six months of this year, compared to $1.41 billion (U$1.05 billion) for the same period last year. For the year to date, U.S. operations represented 69% of gross premiums written, compared with 72% last year. Trucking, non-standard automobile and commercial automobile premiums represented 29%, 29% and 15%, respectively, of gross premiums written for the first six months of the year compared with 29%, 35% and 12%, respectively, last year. For the six months, gross premiums written by the U.S. operations were $848.9 million (U$687.7 million) compared to $1.02 billion (U$764.3 million) last year. The decline in premiums written by our U.S. operations compared to the previous year is attributable to competitive pricing in certain non-standard automobile markets. Gross premiums written from Canadian operations were $389.8 million (U$315.3 million) for the year to date compared to $390.2 million (U$290.6 million) for the same period last year. Gross premiums written from Alberta decreased 34% to $57.9 million (U$46.8 million) year to date compared to $87.1 million (U$64.9 million) for the same period of 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

        Net Premiums Written.    Net premiums written were $1.21 billion (U$978.4 million) year-to-date compared to $1.24 billion (U$927.4 million) for the first six months of 2004. Net premiums written from the U.S. operations were $835.6 million (U$676.8 million) compared with $887.2 million (U$664.4 million) last year. Net premiums written from the Canadian operations increased 6% to $373.0 million (U$301.6 million) compared with $352.9 million (U$263.0 million) for the same period last year.

        Net Premiums Earned.    For the first half of 2005, net premiums earned were $1.09 billion (U$885.1 million) compared with $1.17 billion (U$873.7 million) in the same period last year. The quota share treaties reduced net premiums earned by $50.2 million (U$41.6 million) in the first half of 2005. The Company did not renew the quota share reinsurance treaties entered into in the second quarter of 2004 upon their expiry on April 1, 2005. For the year to date net premiums earned from U.S. operations were $750.7 million (U$607.6 million) compared to $854.4 million (U$637.7 million) last year, and for the Canadian operations were $343.1 million (U$277.5 million) and $316.3 million (U$236.0 million), respectively.

        Investment Income.    Investment income increased by 22% to $56.4 million (32% to U$45.6 million) compared to $46.4 million (U$34.6 million) last year, primarily as a result of the increase in the investment portfolio. The investment portfolio increased by 10% compared to the end of Q2 last year due to positive cash flow and from operations.

        Net Realized Gains.    Net realized gains were $22.5 million (U$18.4 million) compared with $16.1 million (U$11.9 million) in the first half of last year. Net realized gains include adjustment to carrying value for declines in the market value considered other than temporary of $2.5 million for the year-to-date on investments still held compared to $nil for the same period of 2004. On an after-tax basis, net realized gains were $17.5 million (U$14.3 million) or $0.31 (U$0.25) diluted earnings per share compared with $13.2 million (U$9.8 million) or $0.23 (U$0.17) diluted earnings per share for the first six months of last year.

        Claims Incurred.    The claims ratio was 68.6% for the first half of the year compared to 71.0% for the same period last year. The claims ratio for the U.S. operations was 68.0% compared with 71.0% for the first half of 2004. The claims ratio for the Canadian operations was 70.1% compared to 71.0% last year. In the second quarter of 2005, the Company incurred losses of approximately $2.0 million related to storms in Canada which increased the loss ratio for the Canadian operations by 0.6% year-to-date.

        Underwriting Expenses.    The combined ratio improved to 96.7% compared with 98.0% in the first six months of 2004 which produced an underwriting profit of $36.6 million (U$29.7 million) compared with the $23.6 million (U$17.7 million) underwriting profit reported in the first half of last year. For the year-to-date, U.S. operations combined ratio was 96.6% (98.5% last year) which produced an underwriting profit of $25.6 million ($12.6 million last year), and for Canadian operations was 96.8% (96.5% last year), with an underwriting profit of $11.0 million ($11.0 million last year).

        Interest Expense.    Interest expense was $14.8 million (U$12.0 million) year-to-date compared to $12.9 million (U$9.7 million) in the first half of 2004 reflecting the increase in interest rates in the U.S.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

        Net Income and Earnings Per Share.    Net income for the six months was $83.5 million (U$67.8 million), a 30% increase over $64.1 million (U$47.8 million) reported last year. Diluted earnings per share increased by 29% to a record $1.47 (U$1.19) compared to $1.14 (U$0.84) for the same period last year.

        Net Operating Income.    Net operating income for the first half of 2005 increased 30% to $66.0 million (U$53.5 million) or $1.16 (U$0.94) diluted earnings per share compared with $50.8 million (U$38.0 million) or $0.90 (U$0.67) diluted earnings per share for the first half of 2004.

        Book Value Per Share and Return on Equity.    Book value per share increased by 11% to $15.84 (22% to U$12.93) from $14.21 (U$10.60) as at June 30, 2004. Our annualized return on equity was 19.7% for the first six months of 2005 compared to 17.0% for the same period last year.

        Balance Sheet.    Total assets as at June 30, 2005 were $4.4 billion (U$3.6 billion) compared to $4.2 billion (U$3.5 billion) at the end of 2004. The investment portfolio, including cash increased 8% to $3,342.5 million (U$2,727.7 million), compared to $3,104.5 million (U$2,582.8 million) as at December 31, 2004. The fair value of the investment portfolio including cash represents $60.26 (U$49.18) per common share at June 30, 2005. Net unrealized gains at June 30, 2005 on the investment portfolio were $60.0 million (U$49.0 million) or $1.06 (U$0.87) per share outstanding as compared to $73.7 million (U$61.3 million) or $1.31 (U$1.09) per share outstanding at the end of 2004. Net unrealized gains on the common shares portfolio were $50.4 million (U$41.2 million) or $0.89 (U$0.73) per share outstanding at June 30, 2005 compared to $67.6 million (U$56.3 million) or $1.20 (U$1.00) per share outstanding at the end of 2004.

At June 30, 2005, 27% of the fixed income portfolio matures in less than one year and 58% matures after one year and in less than five years. Duration is a measure used to estimate the extent market values of fixed maturity investments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point parallel increase in interest rates would decrease the market value of our fixed maturity investments by $74.1 million at June 30, 2005, representing 2.7% of the $2,774.6 million fair value fixed maturity investment portfolio.

Unearned premiums as at June 30, 2005 grew to $818.0 million (U$667.5 million), an increase of 7% over the $762.5 million (U$634.3 million) at the end of 2004. During the first six months of 2005 net unfavourable development in the provision for unpaid claims occurring prior to December 31, 2004 was approximately $8.2 million (U$6.5 million) or 0.4% of unpaid claims at the beginning of the year. The net unfavourable development was primarily attributable to a terminated U.S. trucking program, Alberta personal automobile and Canadian trucking. Provisions for unpaid claims have been increased by 4% to $2,120.6 million (U$1,730.5 million) compared to $2,030.4 million (U$1,689.2 million) at the end of 2004.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

        Contractual Obligations.    Information concerning contractual obligations as at June 30, 2005 is shown below:

(in thousands of Canadian dollars)
	Payments Due by Period
	2005	2006	2007	2008 & 2009	Thereafter	Total

Bank indebtedness	$80,855	$ --	$ --	$ --	$ --	$ 80,855
Senior unsecured debentures	--	--	78,000	--	153,175	231,175
Subordinated indebtedness	--	--	--	--	110,899	110,899

Total	$80,855	$ --	$78,000	$ --	$264,674	$423,529

For further details on the Company’s long term debt and interest obligations, refer to note 11 to the Company’s 2004 audited consolidated financial statements and page 42 of the 2004 Annual Report which sets out the Company’s contractual obligations as at December 31, 2004.

        Liquidity and Capital Resources.    During the six months ended June 30, 2005, the net cash provided from operations was $185.3 million compared to $245.7 million last year of 2004. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations. Net cash provided by financing activities during the first six months of 2005 was $4.8 million compared to $63.6 million for the first six months of 2004.

As at June 30, 2005 the Company was adequately capitalized to support the premium volume of our insurance subsidiaries. Our Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at June 30, 2005 the MCT of our Canadian subsidiaries are well in excess of the target MCT level, with MCT margins ranging between 195% and 272%.

In the United States, a risk based capital (RBC) formula is used by the National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus exceed the regulatory minimum by 200% of the authorized control level. As at June 30, 2005 the RBC of our U.S. subsidiaries are well in excess of the NAIC requirement with RBC ratios ranging between 270% and 1,530%.

Our reinsurance subsidiaries, which are domiciled in Barbados and Bermuda are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at June 30, 2005 the capital maintained by Kingsway Reinsurance Corporation was $346.8 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was $8.6 million in excess of regulatory requirements in Bermuda.

Kingsway Financial Services Inc.
Management’s Discussion and Analysis
For the Three and Six Month Periods Ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

        Off-Balance Sheet Financing.    The Company does not engage in any off-balance sheet financing arrangements.

        Summary of Quarterly Results.    The following table presents our financial results over the previous eight quarters.

	2005		2004				2003

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Gross premiums written	$595,069	$643,637	$578,989	$618,656	$701,980	$710,445	$651,583	$652,751

Net premiums earned	583,762	510,100	550,944	592,465	585,864	584,830	617,642	591,807

Total revenue	618,555	554,229	584,526	619,450	619,285	613,929	668,210	630,916

Net income	36,739	46,758	36,344	30,606	33,287	30,768	17,992	15,633

Earnings per share
Basic	$0.65	$0.83	$0.65	$0.54	$0.59	$0.55	$0.32	$0.28
Diluted	0.65	0.82	0.64	0.54	0.59	0.55	0.32	0.28

Outlook

The Company’s 2004 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks Factors in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Forward Looking Statements

This shareholders report includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2004 Annual Report under the heading Risks Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed at www.sedar.com or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three and six months ended June 30, 2005 and 2004
(In thousands of Canadian dollars, except for per share amounts)

	Quarter to June 30:		6 months to June 30:
	2005	2004	2005	2004
	(unaudited)

Gross premiums written	$595,069	$701,980	$1,238,706	$1,412,425

Net premiums written	$636,911	$556,017	$1,208,673	$1,240,098

Revenue:
Net premiums earned	$583,762	$585,864	$1,093,862	$1,170,694
Investment income	29,333	24,064	56,398	46,393
Net realized gains	5,460	9,357	22,524	16,127

	618,555	619,285	1,172,784	1,233,214
Expenses:
Claims incurred	400,845	408,601	750,758	830,807
Commissions and premium taxes	121,081	115,796	219,527	226,351
General and administrative expenses	44,168	48,258	86,983	89,920
Interest expense	7,536	6,001	14,788	12,931
Amortization of intangibles	161	180	320	355

	573,791	578,836	1,072,376	1,160,364

Income before income taxes	44,764	40,449	100,408	72,850
Income taxes	8,025	7,162	16,911	8,795

Net income	$ 36,739	$ 33,287	$ 83,497	$ 64,055

Earnings per share:
Basic:	$0.65	$0.59	$1.48	$1.14
Diluted:	$0.65	$0.59	$1.47	$1.14
Weighted average shares outstanding (in ‘000s):
Basic:	56,439	56,160	56,374	56,063
Diluted:	56,863	56,488	56,836	56,417

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30 2005 (unaudited)	December 31 2004

ASSETS
Cash	$ 85,655	$ 104,698
Investments	3,256,886	2,999,841
Accrued investment income	30,673	25,297
Accounts receivable and other assets	401,596	395,241
Due from reinsurers and other insurers	253,170	312,996
Deferred policy acquisition costs	183,575	170,576
Income taxes recoverable	3,878	12,535
Future income taxes	60,271	57,871
Capital assets	70,515	70,336
Goodwill and intangible assets	81,981	80,919

	$ 4,428,200	$ 4,230,310

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Bank indebtedness	$ 80,855	$ 72,002
Accounts payable and accrued liabilities	106,758	132,635
Fund withheld payable to reinsurer	65,618	94,586
Unearned premiums	817,959	762,472
Unpaid claims	2,120,576	2,030,449
Senior unsecured indebtedness	231,175	228,250
Subordinated indebtedness	110,899	108,781

	3,533,840	3,429,175

SHAREHOLDERS' EQUITY
Share capital	474,825	471,886
Issued and outstanding number of common shares
56,463,621 – June 30, 2005
56,210,250 – December 31, 2004
Contributed surplus	3,371	2,285
Currency translation adjustment	(122,621)	(133,967)
Retained earnings	538,785	460,931

	894,360	801,135

	$ 4,428,200	$ 4,230,310

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three and six months ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to June 30:		6 months to June 30:
	2005	2004	2005	2004
	(unaudited)

Retained earnings, beginning of period	$ 504,868	$360,694	$ 460,931	$329,926
Net income for the period	36,739	33,287	83,497	64,055
Common share dividends	(2,822)	--	(5,643)	--

Retained earnings, end of period	$ 538,785	$393,981	$ 538,785	$393,981

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three and six months ended June 30, 2005 and 2004
(In thousands of Canadian dollars)

	Quarter to June 30:	6 months to June 30:
	2005	2004	2005	2004
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 36,739	$ 33,287	$ 83,497	$ 64,055
Items not affecting cash:
Amortization	2,454	3,040	4,843	5,149
Future income taxes	(434)	5,117	(1,760)	9,428
Net realized gains	(5,468)	(9,357)	(22,532)	(16,127)
Amortization of bond premiums & discounts	3,994	9,288	9,039	16,064

	37,285	41,375	73,087	78,569
Net change in other non-cash balances:	104,601	97,900	112,208	167,141

	141,886	139,275	185,295	245,710
Financing activities:
Increase of share capital	421	214	2,939	2,878
Common dividends	(2,822)	--	(5,643)	--
Increase (decrease) in bank indebtedness	121	21,655	7,520	(108,808)
Increase in senior unsecured indebtedness	--	2,389	--	169,521

	(2,280)	24,258	4,816	63,591
Investing activities:
Purchase of investments	(828,521)	(995,449)	(1,479,524)	(1,685,682)
Proceeds from sale of investments	670,250	819,369	1,279,545	1,340,144
Financed premiums receivable, net	(6,119)	(9,078)	(5,442)	(12,054)
Net change to capital assets	(2,597)	(3,019)	(3,733)	(9,929)

	(166,987)	(188,177)	(209,154)	(367,521)
Decrease in cash during period	(27,381)	(24,644)	(19,043)	(58,220)
Cash, beginning of period	113,036	107,307	104,698	140,883

Cash, end of period	$ 85,655	$ 82,663	$ 85,655	$ 82,663

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004 as set out on pages 55 to 74 of the Company’s 2004 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 63 of the Company’s 2004 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the second quarter 2005, the Company recorded $584,000 of stock-based compensation expense included in employee compensation expense.

For stock options granted in years prior to 2003, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

		Three months ended June 30,

	2005	2004

Net income
As reported	$36,740	$33,287
Pro forma	36,740	32,832
Basic earnings per share
As reported	$ 0.65	$ 0.59
Pro forma	0.65	0.58
Diluted earnings per share
As reported	$ 0.65	$ 0.59
Pro forma	0.65	0.58

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

2.	Stock-based compensation – continued:

	Six months ended June 30,

	2005	2004

Net income
As reported	$83,497	$64,055
Pro forma	83,415	63,074
Basic earnings per share
As reported	$ 1.48	$ 1.14
Pro forma	1.48	1.13
Diluted earnings per share
As reported	$ 1.47	$ 1.14
Pro forma	1.47	1.12

The per share weighted average fair value of options granted during 2005 and 2004 was $3.58 and $3.79, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

	As at June 30

	2005	2004

Risk-free interest rate	3.53%	3.49%
Dividend yield	1.02%	0.0%
Volatility of the expected market price of the
Company's common shares	22.5%	30.3%
Expected option life (in years)	3.9	4.7

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

	Three Months ended June 30, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$225,217	$369,852	$ --	$595,069
Net premiums earned	189,745	394,017	--	583,762
Investment income	12,125	17,410	(202)	29,333
Net realized gains	2,258	3,202	--	5,460
Interest expense	--	5,396	2,140	7,536
Amortization of capital assets	234	1,259	257	1,750
Amortization of intangible assets	--	161	--	161
Net income tax expense (recovery)	8,678	1,450	(2,103)	8,025
Net income	10,823	25,121	795	36,739

	Three Months ended June 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$225,576	$476,404	$ --	$701,980
Net premiums earned	161,166	424,698	--	585,864
Investment income	9,369	14,597	98	24,064
Net realized gains	2,048	7,309	--	9,357
Interest expense	--	4,236	1,765	6,001
Amortization of capital assets	195	1,637	295	2,127
Amortization of intangible assets	--	180	--	180
Net income tax expense	4,602	870	1,690	7,162
Net income (loss)	14,043	21,307	(2,063)	33,287

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented Information – continued:

	Six Months ended June 30, 2005

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 389,829	$ 848,877	$ --	$1,238,706
Net premiums earned	343,117	750,745	--	1,093,862
Investment income	23,726	32,955	(283)	56,398
Net realized gains	10,312	12,212	--	22,524
Interest expense	--	10,435	4,353	14,788
Amortization of capital assets	454	2,684	501	3,639
Amortization of intangible assets	--	320	--	320
Net income tax expense	13,280	2,211	1,420	16,911
Net income (loss)	27,906	57,812	(2,221)	83,497

Total assets	$1,646,905	$2,727,042	$ 54,253	$4,428,200

	Six Months ended June 30, 2004

	Canada	United States	Corporate and Other	Total

Gross premiums written	$ 390,180	$ 1,022,245	$ --	$1,412,425
Net premiums earned	316,323	854,371	--	1,170,694
Investment income	19,189	27,146	58	46,393
Net realized gains	4,396	11,714	17	16,127
Interest expense	--	9,215	3,716	12,931
Amortization of capital assets	386	3,196	572	4,154
Amortization of intangible assets	--	355	--	355
Net income tax expense (recovery)	7,549	(684)	1,930	8,795
Net income (loss)	24,210	42,598	(2,753)	64,055

Total assets	$1,301,414	$ 2,894,454	$ 34,685	$4,230,553

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented Information – continued:

	Quarter to June 30:		6 months to June 30:
	2005	2004	2005	2004

Favourable (Unfavourable) change in estimated unpaid claims for prior accident years (note 1):
Canada	$(7,906)	$(11,170)	$(7,137)	$(10,754)
U.S.	(5,290)	(12,233)	(1,105)	(19,136)

Total	$(13,196)	$(23,403)	$(8,242)	$(29,890)

As a % of net premiums earned (note 2):
Canada	4.2%	6.9%	2.1%	3.4%
U.S.	1.3%	2.9%	0.1%	2.2%

Total	2.3%	4.0%	0.8%	2.6%

As a % of unpaid claims (note 3):
Canada			1.0%	2.0%
U.S.			0.1%	1.6%

Total			0.4%	1.8%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio.

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year.

4.	Investments

The carrying amounts and fair values of investments are summarized below:

	June 30, 2005

	Carrying amount	Fair value

Term deposits	$ 395,187	$ 394,886
Bonds:
Government	535,178	541,077
Corporate	1,834,729	1,838,673
Preferred shares	1,500	1,503
Common shares	378,883	429,328
Financed premiums	111,409	111,409

	$ 3,256,886	$ 3,316,876

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2005 and 2004
(Unaudited – tabular amounts in thousands of Canadian dollars)

4.	Investments – continued

	December 31, 2004

	Carrying amount	Fair value

Term deposits	$ 317,853	$ 317,626
Bonds:
Government	590,050	592,693
Corporate	1,662,783	1,666,447
Preferred shares	--	--
Common shares	324,323	391,964
Financed premiums	104,832	104,832

	$2,999,841	$3,073,562

5.	Subsequent Event

On July 14, 2005 Kingsway Linked Return of Capital Trust completed its public offering of $78 million of 5.00% Kingsway Linked Return of Capital Preferred Units due June 30, 2015 of which the Company was a promoter. The net proceeds of the offering were used for a series of investments that included the purchase of a $74.1 million 7.12% senior note due June 30, 2015 issued by a Kingsway affiliate. The Company is using the proceeds from the sale of this note for general corporate purposes, which includes the payment of a portion of the amounts outstanding under Kingsway’s $150 million revolving credit facility.

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION
As at and for the three and six months ended June 30, 2005, December 31, 2004 and June 30, 2004
(Unaudited)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	June 30, 2005		December 31, 2004

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.1	x	2.2	x
Interest Coverage Ratio	7.2	x	6.7	x
Total Bank and Senior Debt to Capitalization Ratio	24.0%		25.1%

Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

	Quarter to June 30:		6 months to to June 30:
	2005	2004	2005	2004

Gross Premiums Written	$478,446	$516,493	$1,003,052	$1,054,884
Net Premiums Earned	469,300	430,851	885,125	873,713
Net Income	29,647	24,464	67,768	47,833
Earnings Per Share – diluted	$0.52	$0.43	$1.19	$0.84
Underwriting Profit	14,296	9,730	29,665	17,688
Book Value Per Share			$12.93	$10.60

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 4, 2005

/s/ William G. Star William G. Star President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 4, 2005

/s/ W. Shaun Jackson W. Shaun Jackson Executive Vice President and Chief Financial Officer